EXHIBIT 99.2

June 24, 2025

Ontario Securities Commission (“Principal Regulator”) British

Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities, Government of Prince Edward Island

Re:	Americas Gold and Silver Corporation (the “Company”) - Report of Voting Results pursuant to Section 11.3 of National Instrument 51‐102 – Continuous Disclosure Obligations (“NI 51‐102”)

Following the annual meeting of shareholders of the Company, held on June 24, 2025 (the “Meeting”), and in accordance with section 11.3 of NI 51‐102, we hereby advise you of the following voting results obtained at the Meeting:

The Scrutineer’s report recorded that there were 117 shareholders represented in person or by proxy at the Meeting representing 438,755,059 common shares (or approximately 67.26% of the issued and outstanding common shares of the Company.

1. Election of Directors

The election of directors was conducted by a show of hands. Each of the eight nominees in the Company’s management information circular dated May 15, 2025 were elected to serve until the next annual meeting of shareholders of the Company or until their successors are duly elected or appointed. The percentage of votes cast “for” or “against” from the vote are set forth below opposite the name of each elected director based on proxies received.

Nominee	Votes For	% For	Votes Against	% Against
Joseph Andre Paul Huet	400,590,618	98.37	6,655,289	1.63
Scott Hand	404,464,381	99.32	2,781,526	0.68
Peter Goudie	404,528,634	99.33	2,717,273	0.67
Tara Hassan	406,185,073	99.74	1,060,834	0.26
Bradley R. Kipp	404,823,161	99.14	2,422,746	0.59
Gordon E. Pridham	403,027,688	98.96	4,218,219	1.04
Meri Verli	406,225,141	99.75	1,020,766	0.25

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2. Appointment of Independent Auditor

PricewaterhouseCoopers LLP was reappointed as independent auditor of the Company for the ensuing year, and the Board of Directors were authorized to fix the remuneration of the auditors. The resolution was approved by shareholders by a show of hands. The percentage of votes cast “for” or “withheld” from the vote are set forth below as follows:

Votes For	% For	Votes Withheld	% Withheld
437,492,692	99.71	1,262,364	0.29%

3. Re-Approval of Deferred Share Unit Plan

The resolution for the re-approval of the Company’s Deferred Share Unit Plan, including certain amendments, was approved by shareholders by a show of hands. The percentage of votes cast “for” or “against” from the vote are set forth below as follows:

Votes For	% For	Votes Against	% Against
404,898,551	99.42	2,347,356	0.58

4. Re-Approval of Share Unit Plan (formerly the RSU Plan)

The resolution for the re-approval of the Company’s Share Unit Plan, including certain amendments, was approved by shareholders by a show of hands. The percentage of votes cast “for” or “against” from the vote are set forth below as follows:

Votes For	% For	Votes Against	% Against
380,771,477	93.50	26,474,430	6.50

5. Re-Approval of Stock Option Plan

The resolution for the re-approval of the Company’s Stock Option Plan, including certain amendments, was approved by shareholders by a ballot vote. The percentage of votes cast “for” or “against” from the vote are set forth below as follows:

Votes For	% For	Votes Against	% Against
270,953,873	66.53	136,292,034	33.47

6. Approval of Share Consolidation

The resolution for the approval of the Company’s share consolidation was approved by shareholders by a show of hands. The percentage of votes cast “for” or “against” from the vote are set forth below as follows:

Votes For	% For	Votes Against	% Against
432,259,757	98.52	6,495,299	1.48

Yours truly,

AMERICAS GOLD AND SILVER CORPORATION

Per:

“Peter McRae”
Peter J. McRae
Sr. Vice President, Corporate Affairs & Chief Legal Officer

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